02041984

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

/X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001 [NO FEE REQUIRED]

OR

// TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ________ to ________
Commission File Number: 0-23008

Valassis Communications, Inc. 401(k) Retirement Plan

Valassis Communications, Inc.
(Exact Name of Registrant
as Specified in its Charter)

Delaware
(State or Other Jurisdiction of
Incorporation or Organization)

38-2760940
(IRS Employer
Identification Number)

19975 Victor Parkway
Livonia, Michigan 48152
(address of principal executive offices)
Registrant's Telephone Number: (734) 591-3000

Valassis Communications, Inc. Employees' 401(k) Retirement Savings Plan

Financial Statements for the Years Ended December 31, 2001 and 2000, Supplemental Schedules for the Year Ended December 31, 2001, and Independent Auditors' Report

VALASSIS COMMUNICATIONS, INC.
EMPLOYEES' 401(k) RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Deloitte & Touche LLP
Suite 900
600 Renaissance Center
Detroit, MI 48243-1895

Tel: (313) 396-3000
www.deloitte.com

Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants of
Valassis Communications, Inc.
Employees' 401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of Valassis Communications, Inc. Employees' 401(k) Retirement Savings Plan (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of year and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 25, 2002

Deloitte
Touche
Tohmatsu

VALASSIS COMMUNICATIONS, INC.
EMPLOYEES' 401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2001 AND 2000

ASSETS	2001	2000
INVESTMENTS, AT FAIR VALUE:		
American Century Mutual Funds:		
American Century Growth Fund	$ 7,584,867	$ 8,626,046
American Century Select Fund	5,142,196	6,029,297
American Century Ultra Fund	6,981,416	7,316,330
American Century International Growth Fund	2,076,191	2,322,149
American Century Vista Fund	1,005,873	939,287
American Century Value Fund	1,974,691	907,088
American Century Strategic Allocation: Moderate Fund	2,637,678	2,588,342
American Century Equity Index Fund	543,899	241,906
American Century Intermediate-Term Treasury Fund	470,811	114,459
American Century Stable Asset Fund	4,786,472	2,231,600
American Century Brokerage Account	1,142,267	906,960
JP Morgan Small Company Opportunity Fund	276,033	47,845
Valassis Stock Fund	8,430,754	9,939,129
Participant loans receivable	1,205,179	1,223,694
Total investments	44,258,327	43,434,132
Contributions receivable - Employee	141,595	263,970
Contributions receivable - Employer	241,313	319,989
NET ASSETS AVAILABLE FOR PLAN BENEFITS	$44,641,235	$44,018,091

See notes to financial statements.

VALASSIS COMMUNICATIONS, INC.
EMPLOYEES' 401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001 AND 2000

1. THE PLAN

The following brief description of Valassis Communications, Inc. Employees' 401(k) Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to Plan documents for more complete information.

The Plan was established under the provisions of Section 401(k) of the Internal Revenue Code.

Participants - Employees of Valassis Communications, Inc. ("Valassis" or the "Company") may become participants upon date of hire.

Participant's Contributions - A participant may contribute a self-determined portion of their compensation to the Plan. Internal Revenue Service ("IRS") guidelines specify the maximum amount that an employee can elect to defer for any taxable year in which the employee participated in the Plan adjusted for inflation in subsequent years. The inflation adjusted amounts were $10,500 for both 2001 and 2000.

Employer Contributions - The Plan allows for an employer match of 25%, payable with Valassis stock on each participant's annual contributions to the Plan that are invested in Valassis stock at the end of the year. The Company's annual contribution of Valassis stock is limited to an aggregate maximum of 50,000 shares. Employer contributions for the years ended December 31, 2001 and 2000 amounted to $241,313 and $319,989, respectively.

Participant Loans Receivable - The Plan permits participants to obtain loans up to $50,000, but limited to no more than 50% of the value of the participant's account. This limit is imposed on the combined total of all loans from all retirement plans. Loan applications must be approved by the Plan committee and are not available to highly compensated employees, officers or shareholders in amounts greater than those available to other employees. Loan terms are limited to five years unless the borrower provides proof that the loan is for the purchase of a residence, in which case the Plan administrator may extend the term. Interest rates are established at the prime rate, as determined by the Plan administrator, as of the beginning of the month in which the loan originates.

Forfeitures - Voluntary employee contribution accounts are nonforfeitable at all times. However, the nonvested portion of the employer contribution is forfeitable. Forfeited amounts revert to the Company and may be used to offset future contributions. Vesting of employer contributions is described below.

Allocations - As of each valuation date, a participant's account is adjusted to reflect the net change in the investment options selected by the participants, including investment appreciation or depreciation for that period.

Withdrawals - A participant may withdraw an amount from his account due to hardship, as defined in the Plan. Generally, hardship withdrawals are limited to the purchase of a primary residence, and education or medical expenses.

Terminations - The normal retirement age defined by the Plan is 62. Upon normal retirement or death, the entire balance of the participant's account becomes payable to the participant or his beneficiary. All benefits are payable in either a lump sum, fixed periodic payments, or an annuity, as determined by the participant.

Valuation of Investments - The Plan's mutual fund investments are stated at fair value based upon net asset values on the last day of the Plan year. The participant loans receivable are carried at the unpaid principal balance which approximates fair value.

Management Estimates - The Plan invests in various securities including U.S. Government securities, corporate debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

Vesting - Employee contributions are vested 100% at the time they are made.

Employer contributions are vested in accordance with the following schedule:

Years of Service	Percentage
1	20%
2	40
3	60
4	80
5	100

Certain amounts for 2000 have been reclassified to conform with current period classifications.

2. TERMINATION OF THE PLAN

In the event of the complete termination of the Plan, the balance in the participant's account will be distributed in cash to the participant, either in a lump sum or in installments, at the discretion of the Trustees who administer the Plan.

3. INTERNAL REVENUE SERVICE STATUS

The IRS has issued a favorable letter of determination which indicated the Plan conformed to the requirements of Section 401(a) of the Internal Revenue Code (the "Code") and the trust, therefore, is exempt from federal income tax under Section 501(a) of the Code. Once qualified, the Plan is required to operate in conformity with the Code and ERISA to maintain its tax-exempt status. The Plan sponsor is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

* * * * * *

VALASSIS COMMUNICATIONS, INC.
EMPLOYEES' 401(k) RETIREMENT SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
DECEMBER 31, 2001

Identity of Issuer, Borrower, Lessor or Similar Party (b)	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (c)	Current Value (e)
American Century Mutual Funds:		
American Century Growth Fund	388,569 shares	$ 7,584,867
American Century Select Fund	138,978 shares	5,142,196
American Century Ultra Fund	252,584 shares	6,981,416
American Century International Growth Fund	260,500 shares	2,076,191
American Century Vista Fund	90,619 shares	1,005,873
American Century Value Fund	282,099 shares	1,974,691
American Century Strategic Allocation: Moderate Fund	446,308 shares	2,637,678
American Century Equity Index Fund	118,496 shares	543,899
American Century Intermediate-Term Treasury Fund	43,634 shares	470,811
American Century Stable Asset Fund	4,786,472 shares	4,786,472
JP Morgan Small Company Opportunity Fund	26,339 shares	276,033
American Century Brokerage	1,142,267 shares	1,142,267
Valassis Stock Fund	236,556 shares	8,430,754
Participant loans receivable	$1,205,179 par value, interest ranging from 5.5% to 9.5%	1,205,179
TOTAL ASSETS HELD FOR INVESTMENT		$ 44,258,327

VALASSIS COMMUNICATIONS, INC.
EMPLOYEES' 401(k) RETIREMENT SAVINGS PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2001

Identity of Party Involved (a)	Description of Asset (Including Interest Rate and Maturity in Case of a Loan) (b)	Purchase Price (c)	Selling Price (d)	Cost of Asset (g)	Current Value of Asset on Transaction Date (h)
Category iii) A series of transactions involving securities of the same issue which, when aggregated, involve an amount in excess of 5% of the current value of Plan assets - Valassis Communications, Inc.	Valassis Stock Fund:				
	Purchases	$ 2,027,600		$ 2,027,600	$ 2,027,600
	Sales		$ 4,643,121	3,842,048	4,643,121

There were no category ii) or iv) reportable transactions.

Deloitte & Touche LLP
Suite 900
600 Renaissance Center
Detroit, MI 48243-1895

Tel: (313) 396-3000
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in this Registration Statement of Valassis Communications, Inc. on Form S-8 of our report dated June 25, 2002, appearing in this Annual Report on Form 11-K of Valassis Communications, Inc. Employees' 401(k) Retirement Savings Plan for the year ended December 31, 2001.

Deloitte & Touche LLP

June 26, 2002

Deloitte
Touche
Tohmatsu

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the undersigned has duly caused this annual report to be signed on behalf of the Plan by the undersigned thereunto duly authorized in the City of Livonia, State of Michigan on June 27, 2002.

Valassis Communications, Inc.
Employees' 401(k) Retirement Savings Plan

By: Robert L Recchia

Robert L. Recchia, Administrator